Valley Forge Life Insurance Company


A Stock Company

Executive Office:                                    Home Office:
CNA Plaza                                            401 Penn St.
Chicago, Illinois  60685                             Reading, Pennsylvania 19601




                           DOLLAR COST AVERAGING RIDER

This rider forms a part of the contract to which it is attached.

If you request dollar cost averaging, we will open a dollar cost averaging account for you under this contract. All purchase payment(s) applied to this option will be allocated to the dollar cost averaging account. No transfers may be made into this account.

Before the annuity date, you may choose to have us transfer a fixed dollar amount on a monthly basis from the dollar cost averaging account to any of the subaccounts or Fixed Account I for a 6 or 12 month period. The transfers will begin when you request but no sooner than seven business days following receipt of your written notice provided the transfers do not begin until 30 days after the contract date. Transfers will terminate at the end of the 6 or 12 month period you designate or within seven business days of your written request to terminate these transfers.

The interest rate earned on this account will be the interest rate earned in Fixed Account I, plus any additional interest, which we may declare from time to time.

To be eligible for dollar cost averaging the following conditions must be met:

1.   The value of the dollar cost averaging account must be at least $1,000.

2. The minimum transfer amount must be at least $100 or 10% of the total amount being transferred.

You may have only one dollar cost averaging account in operation at one time.

Transfers under the dollar cost averaging are made as of the same day every calendar month. This day may not be later than the 28th of the month. If this calendar day is not a business day, transfers are made as of the next business day. There is no additional charge for this option and these transfers do not count toward the 12 free transfers each contract year.

We reserve the right to discontinue this option at any point in time or change its features.

If this option is terminated, all money remaining in the dollar cost averaging account will be transferred to Fixed Account I.

Signed for the Company at its Executive Offices in Chicago, Illinois.